Hiveskill LLC
Balance Sheets
(Unaudited)

	December 31, 2022	December 31, 2021
ASSETS		
Cash	$ 22,611	$ 49,833
Total current assets	22,611	49,833
Total assets	$ 22,611	$ 49,833
LIABILITIES AND MEMBERS' EQUITY		
Total current liabilities	$ -	$ -
Commitments and contingencies	-	-
Additional paid in capital	125,924	59,823
Accumulated deficit	(103,313)	(9,990)
Total members' equity	22,611	49,833
Total liabilities and members' equity	$ 22,611	$ 49,833